UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69260/ April 1, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15230

In the Matter of IDLEAIRE TECHNOLOGIES CORP., INFORMEDICS, INC., INFYNIA.COM CORP., INJECTOMATIC SYSTEMS INTERNATIONAL, INC. (n/k/a GALTON BIOMETRICS, INC.), INSILCO HOLDING CO., INTEGRATED FOOD RESOURCES, INC., and INTEGRATED TRAVEL GROUP, INC. (f/k/a NEMCO, INC.)	: : : : : : : : : : :	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on March 5, 2013. The OIP alleges that the seven named Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and have not filed required periodic reports with the Commission. Respondents were served with the OIP by March 15, 2013.

Respondents are in Default because they have failed to file Answers to the OIP, to participate in the prehearing conference on March 28, 2013, or otherwise defended the proceeding. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). At the prehearing conference, the Division of Enforcement stated that it had received no communications from Respondents and no materials are recorded in the file. I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

IdleAire Technologies Corp. (IdleAire), Central Index Key (CIK) No. 1162298, is a delinquent Delaware corporation located in Knoxville, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IdleAire is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2007, which reported a net loss of over $93 million for the prior twelve months.

Informedics, Inc. (Informedics), CIK No. 727164, is an Oregon corporation located in Lake Oswego, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Informedics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 1998.

Infynia.com Corp. (Infynia.com), CIK No. 918411, is a delinquent Colorado corporation located in St. Laurent, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Infynia.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. As of November 5, 2012, Infynia.com's stock, symbol "INYC," was traded on the over-the-counter markets.

Injectomatic Systems International, Inc. (n/k/a Galton Biometrics, Inc.) (Injectomatic Systems), CIK No. 831671, is a forfeited Delaware corporation located in Barrie, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Injectomatic Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003.

Insilco Holding Co. (Insilco Holding), CIK No. 1068049, is a dissolved Delaware corporation located in Mount Vernon, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Insilco Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $53 million for the prior nine months.

Integrated Food Resources, Inc. (Integrated Food), CIK No. 1072555, is a permanently revoked Nevada corporation located in Tigard, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Integrated Food is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2000, which reported a net loss of $449,975 for the prior nine months.

Integrated Travel Group, Inc. (f/k/a Nemco, Inc.) (Integrated Travel), CIK No. 1082117, is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Integrated Travel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 2002, which reported a net loss of $94,047 for the prior twelve months.

Respondents are delinquent in their periodic filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. IdleAire, Informedics, Infynia.com, Injectomatic Systems, Insilco Holding, Integrated Food, and Integrated Travel have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the

protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of IdleAire Technologies Corp., Informedics, Inc., Infynia.com Corp., Injectomatic Systems International, Inc. (n/k/a Galton Biometrics, Inc.), Insilco Holding Co., Integrated Food Resources, Inc., and Integrated Travel Group, Inc. (f/k/a Nemco, Inc.), is revoked.

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Brenda P. Murray
Chief Administrative Law Judge